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                             February 22, 2021

       Bom Suk Kim
       Chief Executive Officer
       Coupang, Inc.
       Tower 730, 570, Songpa-daero, Songpa-gu
       Seoul, Republic of Korea 05510

                                                        Re: Coupang, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253030

       Dear Mr. Kim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 12, 2021

       Market, Industry, and Other Data, page 66

   1. We note your statement that certain market and industry data in your registration statement should not be
relied upon in making, or refraining from making, any investment decision. Please note
that you are responsible for the disclosure contained in your registration statement
and you cannot disclaim responsibility for such information, as investors are
entitled to rely on such disclosure. Please remove this disclaimer. Please also explain how you
determined that including this information in your filing was appropriate if it
should not be relied upon by investors.
 Bom Suk Kim
FirstName LastNameBom Suk Kim
Coupang, Inc.
Comapany22,
February  NameCoupang,
            2021       Inc.
February
Page 2 22, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis
Investments in Technology and Infrastructure, page 90

2. We note your revised disclosure in response to our prior Comment 7 in our letter dated
         January 5, 2021. Please further revise your discussion here to quantify, to the extent practicable, and discuss your expected future investments. In this regard, we note the disclosure in the letter from your founder that the company plans to invest $870 million to
         build seven new regional fulfillment centers and to invest    billions
of dollars    to create
         new infrastructure and jobs in areas outside of Seoul. We similarly note disclosure of your plans to increase your workforce by 50,000 jobs discussed on page
127. In
         your response letter dated January 15, 2021, you stated that the company did not have any material commitments related to its capital expenditures as of December 31, 2019.
         Please disclose whether the company had any material commitments for capital expenditures as of December 31, 2020.
Impact of COVID-19, page 91

3.       We note your disclosure that you are    incurring additional operating
expenses and expect
         to continue to incur additional related expenses in the near future as a result of the
         COVID-19 pandemic. Here and elsewhere in your filing, as applicable, please quantify the additional expenses that you have incurred and expect to incur in the near future.
Description of Capital Stock
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws, page
180

4. Please disclose the supermajority stockholder vote required to amend your bylaws, as provided in Article XIII of your bylaws.
Notes to Consolidated Financial Statements
Note 9. Convertible Notes and Derivative Instruments, page F-25

5. You disclose on page F-26 the fair value of the convertible notes was $2,130.8 million.
         These notes had a carrying value of $589.9 million at this date, of which $501.5 million was principal. Please explain to us why the fair value was so much greater than the carrying amount and why you believe the fair value is reasonable.
6. Also on page F-26 you disclose the fair value of the derivative instrument was $0 and
         $149.8 million at December 31, 2020 and 2019, respectively. Please explain to us the basis for the decrease and no value at December 31, 2020.
Exhibits

7. We note that you have have removed your AWS Enterprise Agreement from the exhibit index. Please revise to include the agreement, or tell us why you are no longer required to do so.
 Bom Suk Kim
Coupang, Inc.
February 22, 2021
Page 3
General

8. We note your reference throughout to Euromonitor International Limited for data on your industry. Please tell us whether you commissioned any of the studies for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent as an exhibit to the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameBom Suk Kim
                                                            Division of
Corporation Finance
Comapany NameCoupang, Inc.
                                                            Office of Trade &
Services
February 22, 2021 Page 3
cc:       Calise Cheng, Esq.
FirstName LastName